

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

VIA U.S. Mail and Facsimile

George S. Davis
Chief Financial Officer
Applied Materials, Inc.
3050 Bowers Avenue,
P.O. Box 58039
Santa Clara, CA  95052-8039

> **Re:    Applied Materials, Inc.**
> **Form 10-K for the fiscal year ended October 26, 2008**
> **Filed December 12, 2008**
> **File No. 000-06920**

Dear Mr. Davis:

We have reviewed your filing and have the following comments.  We have limited our review of your filings to those issues we have addressed in our comments.  Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 26, 2008

Critical Accounting Policies and Estimates, page 43

Goodwill and Intangible Assets, page 44

1.      We note that goodwill and total assets are $1.2 billion and $11 billion, respectively, as of October 26, 2008.  Given the significance of your goodwill balance, please tell us and revise future filings to disclose in more detail how you test goodwill for impairment, including the following:

·       The reporting unit level at which you test goodwill for impairment and your basis for that determination;
·       A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
·       How assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;
·       Identify the indicators of potential impairment that would cause you to perform a goodwill impairment assessment;
·       If multiple approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

Consolidated Financial Statements

Consolidated Statements of Operations, page 52

2.      We see that you recorded a $21.8 million loss on sale of facility during fiscal year 2008.  Tell us where you have provided footnote disclosure of the nature of and accounting for the sale of the facility.

Note 1.  Summary of Significant Accounting Policies

Intangible Assets, page 56

3.      Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment.  Discuss how your policy considers paragraphs 19 – 22 of SFAS 142 and the two-step impairment test and how you measure fair value for purposes of this exercise. Please also expand to address the reporting unit concept and to disclose how you identified reporting units and how you allocated goodwill to those reporting units.

4.      As a related matter, we see that revenues and net income continue to decline (including a net loss being recorded for the quarter ended January 25, 2009), your market value and those of your peers have decreased, you expect that orders and revenue will be down in fiscal 2009, and you are undergoing significant restructuring activities in the first quarter of 2009.  Tell us how you considered these factors in determining whether goodwill was impaired at October 26, 2008. In addition, tell us whether these items are indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to October 26, 2008.

5.      Please provide enhanced disclosure of how you assess impairment of amortized intangible assets in future filings, including how you determine fair value in accordance with SFAS 144. In addition, disclose the indicators of potential impairment that would cause you to perform an impairment assessment.  Please also tell us how you considered whether intangible assets were impaired at October 26, 2008 in light of the negative income trends and market conditions identified above.

Earnings Per Share, page 58

6.      Please tell us how you considered paragraph 40 of SFAS 128 in your presentation of earnings per share which requires a reconciliation of the numerators and the denominators of your basic and diluted per-share computations for income from continuing operations including individual income and share amount effects of all securities that affect earnings per share.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James at (202) 551-33671 with any other questions.

Sincerely,


Brian Cascio
Accounting Branch Chief